Exhibit 6.6

INDEPENDENT CONSULTANT AGREEMENT

This Independent Consultant Agreement (“Agreement”) is entered into by and between CrossCart Incorporated (“Client”), and David Cocke, an individual currently residing at 2027 Chittim Hollow, San Antonio, TX 78232 (“Consultant”), to be effective as of September 1, 2008, hereinafter referred to by the parties as the “Effective Date.”

WITNESSETH:

WHEREAS, Client is desirous of engaging Consultant pursuant to the terms and conditions and for the consideration set forth in this Agreement, and Consultant is desirous of providing professional services on behalf of Client pursuant to such terms and conditions and for such consideration.

NOW, THEREFORE, for and in consideration of the mutual promises, covenants, and obligations contained herein, Client and Consultant agree as follows:

ARTICLE 1:           DEFINITION OF BUSINESS, ENGAGEMENT AND PROFESSIONAL SERVICES:

1.1           Client and Consultant understand and agree that Client is in the business of developing, manufacturing and marketing cartilage, soft tissue and bone replacement products based upon confidential, proprietary antigen stripping and sterilization techniques which safely allow the use of animal tissue in humans.  Client and Consultant further understand and agree that Client’s technology is applicable to a variety of medical devices in the orthopedics, general, cardiovascular, aesthetic and other surgical fields, including but not limited to ligaments, cartilage, bone, heart valves, soft tissue patches and injectable collagen for use in dermatologic (wrinkle removal) procedures.

1.2           Client agrees to engage Consultant, and Consultant agrees to provide professional services to Client, for not less than eight (8) hours per month.

1.3           As of the Effective Date, Consultant shall provide the services of Chief Financial Officer.  Consultant agrees to perform diligently and to the best of Consultant’s abilities the duties and services appertaining to such position as determined by Client, as well as such additional or different duties and services appropriate to such position which Consultant from time to time may be reasonably directed to perform by Client.  Consultant shall at all times comply with and be subject to such policies and procedures as Client may establish from time to time.

1.4           Consultant shall, during the period of Consultant’s engagement by Client, be entitled to provide professional services to other entities besides Client, subject to the limitations set forth in Article 4, below.  Regardless, it is understood that Consultant may not engage, directly or indirectly, in any other business, investment, or activity that interferes with Consultant’s performance of Consultant’s duties hereunder, or else is contrary to the interests of Client.  The foregoing notwithstanding, the parties recognize and agree that Consultant is independent and may engage in passive personal investments and other business activities which do not conflict with the business and affairs of the Client or interfere with Consultant’s performance of his duties hereunder.

1.5           Consultant acknowledges and agrees to act at all times in the best interests of the Client and to do no act which would intentionally injure Client’s business, its interests, or its reputation.  It is agreed that any direct or indirect interest in, connection with, or benefit from any outside activities, particularly commercial activities, which interest might in any way adversely affect Client, or any of its affiliates, involves a possible conflict of interest.  In keeping with Consultant’s services on behalf of Client, Consultant agrees that Consultant shall not knowingly become involved in a conflict of interest with Client, or its affiliates, or upon discovery thereof, allow such a conflict to continue.  Moreover, Consultant agrees that Consultant shall disclose to Client any facts which might involve a possible conflict of interest.

ARTICLE 2:           CONSULTING SERVICES FEES:

2.1           As of the Effective Date, Consultant shall be paid One Hundred Dollars and No Cents ($100.00) per hour of services.  Cash fees will not exceed 40 hours per month or $4,000.00 per month.  It is understood and agreed by Client and Consultant that Consultant is not an employee of Client.  Consultant understands and agrees that he will be issued an annual 1099 form reflecting professional fees paid by Client.  Further, Consultant is not entitled to any benefits of Client provided to its employees, including but not limited to insurance programs, retirement plans, workers’ compensation insurance, sick leave, vacation and any other benefits provided by Client to its employees, except as otherwise set forth below.

2.2           Consultant understands and agrees that he is solely responsible for:

(a)           Absorbing his business expenses in connection with performance under this agreement;

(b)           Reporting of payments received under this agreement for the purposes of federal income tax, state tax and FICA, and Consultant is solely responsible for any payments required by the IRS or other federal or state agencies.

(c)           The payment of any self-employment taxes with respect to its payments from Client;

(d)           Furnishing equipment, supplies, tools, and materials if any to be utilized in connection with the performance of services under this agreement; and

(e)           Producing a profit or suffering a loss as a result of services performed under this agreement.

2.3           Client grants to Consultant 6,556 preferred Series B shares and 22,500 Common Warrants (30% of those assigned to Holcomb Team Consulting Agreement Term Sheet dated February 21, 2007) and listed in Section 2.2 of the Disclosure Schedule Series C Preferred Stock Purchase Agreement.

2.4           As of the Effective Date, Client grants to Consultant the right to obtain equity options on 36,000 shares of common stock.  Such equity opportunities shall vest on a monthly basis over two years.  In the event of a change of control of Client, Consultant may, at Client’s sole discretion or as legally permitted and/or required, be entitled to accelerated vesting of any equity options, if applicable.

2.5           From and after the Effective Date, Client shall pay, or reimburse Consultant, for all travel, expenses, meals and other as requested business needs which Consultant incurs in performing his duties at the request of Client which require travel outside of one hundred (100) miles of residence listed above.

2.6           As of the Effective Date and in the event more than fifty (hours) of professional services are requested by Client, Client grants to Consultant the right to obtain additional equity options on shares of common stock for hours of service above fifty (50) hours per month.  Consultant shall receive equity options on 250 shares of common stock per hour of services in excess of fifty (50) hours per month.  These additional equity opportunities shall vest as earned on a monthly basis.  In the event of a change of control of Client, Consultant may, at Client’s sole discretion or as legally permitted and/or required, be entitled to accelerated vesting of any equity options, if applicable.

ARTICLE 3:           TERMINATION OF CONSULTING SERVICES:

3.1           As set forth in Article 1, Client and Consultant understand and agree that Consultant has been engaged to provide professional services.  Client and Consultant understand and agree that either party may terminate the consulting agreement at any time, and for any or no reason whatsoever.  Termination of the agreement shall not remove the obligation to pay any balances due as of the termination date.

3.2           Termination of the consulting relationship shall not terminate those obligations imposed by this Agreement which are continuing obligations, including, without limitation, Consultant’s obligations under Article 4 of this Agreement.

ARTICLE 4:           OWNERSHIP AND PROTECTION OF INTELLECTUAL PROPERTY AND CONFIDENTIAL INFORMATION:

4.1           All information, ideas, concepts, improvements, discoveries, and inventions, whether patentable or not, which are conceived, made, developed or acquired by Consultant, individually or in conjunction with others, during Consultant’s engagement by Client (whether during business hours or otherwise and whether on Client’s premises or otherwise) which relate to Client’s business, products or services (including, without limitation, all such information relating to corporate opportunities, research, financial and sales data, pricing and trading terms, evaluations, opinions, interpretations, acquisition prospects, the identity of customers or their requirements, the identity of key contacts within the customer’s organizations or within the organization of acquisition prospects, or marketing and merchandising techniques, prospective names, and marks), and all writings or materials of any type embodying any of such items, shall be disclosed to Client and are and shall be the sole and exclusive property of Client.

4.2           Consultant acknowledges that the businesses of Client and its affiliates are highly competitive and that their strategies, methods, books, records, and documents, their technical information concerning their products, equipment, services, and processes, procurement procedures and pricing techniques, the names of and other information (such as credit and financial data) concerning their customers and business affiliates, all comprise confidential business information and trade secrets which are valuable, special, and unique assets which Client, or its affiliates use in their business to obtain a competitive advantage over their competitors.  Consultant further acknowledges that protection of such confidential business information and trade secrets against unauthorized disclosure and use is of critical importance to Client, and its affiliates in maintaining their competitive position.  Consultant hereby agrees that Consultant will not, at any time during or for twenty four (24) months after his engagement by Client, make any unauthorized disclosure of any confidential business information or trade secrets of Client, or its affiliates, or make any use thereof, except in the carrying out of his engagement responsibilities hereunder.  The above notwithstanding, a disclosure shall not be unauthorized if (i) it is required by law or by a court of competent jurisdiction or (ii) it is in connection with any judicial or other legal proceeding in which Consultant’s legal rights and obligations as an Consultant or under this Agreement are at issue; provided, however, that Consultant shall, to the extent practicable and lawful in any such events, give prior notice to Client of his intent to disclose any such confidential business information in such context so as to allow Client an opportunity (which Consultant will not oppose) to obtain such protective orders or similar relief with respect thereto as it may deem appropriate.

4.3           All written materials, records, and other documents made by, or coming into the possession of, Consultant during the period of Consultant’s engagement by Client which contain or disclose confidential business information or trade secrets of Client, or its affiliates shall be and remain the property of Client, or its affiliates, as the case may be.  Upon termination of Consultant’s engagement by Client, for any reason, Consultant promptly shall deliver the same, and all copies thereof, to Client.

ARTICLE 5:           MISCELLANEOUS:

5.1           For purposes of this Agreement, (i) the terms “affiliates” or “affiliated” means an entity who directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with Client.

5.2           For purposes of this Agreement, notices and all other communications provided for herein shall be in writing and shall be deemed to have been duly given when received by or tendered to Consultant or Client, as applicable, by pre-paid courier or by United States registered or certified mail, return receipt requested, postage prepaid, addressed as follows:  (i) If to Client, to CrossCart, Incorporated at its corporate headquarters to the attention of Consultant’s immediate supervisor; (ii) If to Consultant, to his last known personal residence.

5.3           This Agreement shall be governed in all respects by the laws of the State of Texas, excluding any conflict-of-law rule or principle that might refer to the laws of another State or country.

5.4           No failure by either party hereto at any time to give notice of any breach by the other party of, or to require compliance with, any condition or provision of this Agreement shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time.

5.5           It is a desire and intent of the parties that the terms, provisions, covenants, and remedies contained in this Agreement shall be enforceable to the fullest extent permitted by law. If any such term, provision, covenant, or remedy of this Agreement or the application thereof to any person, association, or entity or circumstances shall, to any extent, be construed to be invalid or unenforceable in whole or in part, then such term, provision, covenant, or remedy shall be construed in a manner so as to permit its enforceability under the applicable law to the fullest extent permitted by law.  In any case, the remaining provisions of this Agreement or the application thereof to any person, association, or entity or circumstances other than those to which they have been held invalid or unenforceable, shall remain in full force and effect.

5.6           This Agreement shall be binding upon and inure to the benefit of Client and any other person, association, or entity which may hereafter acquire or succeed to all or substantially all of the business or assets of Client by any means whether direct or indirect, by purchase, merger, consolidation, or otherwise.  Consultant’s rights and obligations under this Agreement are personal and such rights, benefits, and obligations of Consultant shall not be voluntarily or involuntarily assigned, alienated, or transferred, whether by operation of law or otherwise, without the prior written consent of Client, other than in the case of death or incompetence of Consultant.

5.7           Except as otherwise specified in Article 2.3, this Agreement replaces and merges any previous agreements and discussions pertaining to the subject matter covered herein, including but not limited to the Holcomb Team Consulting Agreement Term Sheet dated February 21, 2007, the Non-Disclosure Agreement between Consultant and Company dated March 1, 2007 and the Engagement Letter between Consultant and Lurie Investments dated January 25, 2008.  This Agreement constitutes the entire agreement of the parties with regard to such subject matter, and contains all of the covenants, promises, representations, warranties, and agreements between the parties with respect such subject matter.  Each party to this Agreement acknowledges that no representation, inducement, promise, or agreement, oral or written, has been made by either party with respect to such subject matter, which is not embodied herein, and that no agreement, statement, or promise relating to the engagement of Consultant by Client that is not contained in this Agreement shall be valid or binding.  Any modification of this Agreement will be effective only if it is in writing and signed by each party whose rights hereunder are affected thereby, provided that any such modification must be authorized or approved by Client.

IN WITNESS WHEREOF, Client and Consultant have duly executed this Agreement at San Antonio, Texas in multiple originals to be effective on the date first stated above.

CrossCart, Incorporated By:
/s/ Daniel R. Lee Daniel R. Lee

CONSULTANT
/s/ David Cocke Name: David Cocke Date: 11/3/08

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